Exhibit 99.7

Disclaimer

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Greencore Group plc (“Greencore”) ordinary shares referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The Greencore ordinary shares are intended to be made available within the United States in connection with the merger described herein pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of a non-U.S. company. The merger is subject to disclosure and procedural requirements of Ireland and the United Kingdom, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Greencore and Northern Foods plc are located in Ireland and the United Kingdom, respectively, and some or all of their officers and directors may be residents of Ireland , the United Kingdom or other foreign countries. You may not be able to sue a non-U.S. company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

GREENCORE GROUP PLC

Directors’ Explanatory Report

DIRECTORS’ EXPLANATORY REPORT

MERGER BETWEEN GREENCORE GROUP PLC AND NORTHERN FOODS PLC TO
CREATE ESSENTA FOODS PLC

1.	Introduction

On 17 November 2010 the Boards of Greencore Group plc and Northern Foods plc, two of the leading food manufacturers in the UK and Ireland, announced that they had reached agreement on the terms of a recommended merger of equals to create Essenta Foods plc.

The Merger, which will be effected under the European cross-border mergers regime, will be carried out as a "merger by absorption" for the purposes of the UK Cross-Border Mergers Regulations and a "merger by acquisition" for the purposes of the Irish Cross-Border Mergers Regulations.  It will result in Northern Food's assets and liabilities being transferred to Greencore by order of the Irish High Court and Northern Foods Shareholders receiving New Greencore Shares in consideration for this transfer.

Following completion of the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in Ireland, with its registered and corporate head office in Dublin and a UK operational centre in Yorkshire. Essenta Foods will be admitted to the premium segment of the Official List of the UKLA and its shares (comprising the Existing Greencore Shares and New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling. Essenta Foods will not retain Greencore’s existing listing on the Irish Stock Exchange, and accordingly Greencore intends to seek cancellation of this listing with effect from the date of completion of the Merger. In due course, it is expected that Essenta Foods will consider applying for a secondary listing on the Irish Stock Exchange in accordance with Chapter 11 of the Irish Listing Rules. Following discussions with FTSE, it is anticipated that Essenta Foods will be included in the FTSE UK Index Series with immediate effect on completion of the Merger. It is expected that Essenta Foods will have a March financial year end and will report on the basis of a 52/53 week financial year in pounds sterling.

This document comprises the Greencore directors' explanatory report in respect of the Merger, prepared in accordance with Regulation 6 of the Irish Cross-Border Mergers Regulations which requires that the Greencore Directors draw up an explanatory report explaining the implications of the Merger for members, creditors and employees of Greencore, and the legal and economic grounds for the draft terms of the Merger. Copies of this report are available for inspection at Greencore’s registered office at No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9 and on Greencore’s website at www.greencore.com.

2.	Definitions

In this report the following defined terms shall have the meanings ascribed to them hereto:

“Admission”	means the admission of the New Greencore Shares to listing on the premium segment of the official list of the UKLA and to trading on the London Stock Exchange’s main market for listed securities;

“Alternative Transaction”	means, in relation to either of Northern Foods or Greencore (each a "Party"), any offer, scheme of arrangement, merger or other business combination, or similar transaction which is proposed by a third party which is not acting in concert with the other Party, including any revisions thereof, and the purpose of which is to enable that third party (or any other person) to acquire, directly or indirectly (including through a subscription for new shares), all or a significant proportion (being 30 per cent. or more when aggregated with the shares already held by the third party and anybody acting in concert with that third party) of the share capital of that Party, or any arrangement or transaction classified as a class one transaction under the Listing Rules or any other similar arrangement or similar transaction or series of the same which is materially inconsistent with the implementation of the Merger;

"Announcement"	means the announcement of the Merger published jointly by Greencore and Northern Foods on 17 November 2010;

"Board"	means board of directors;

“Business Day”	means any day (other than a Saturday or Sunday) on which banks generally are open for business in London (other than solely for settlement and trading in euro);

“Combined Group”	means the combined Wider Northern Foods Group and Wider Greencore Group;

“Common Draft Terms”	means the common draft terms of the Merger prepared in accordance with Regulation 5 of the Irish Cross-Border Mergers Regulations;

“Companies Act 1963”	means the Irish Companies Act 1963, as amended;

“Companies Act 2006”	means the UK Companies Act 2006, as amended;

“Conditions”	means the terms and conditions to the Merger set out in Appendix I of the Announcement;

“Essenta Foods”	means Greencore, to be renamed Essenta Foods plc following completion of the Merger;

“European Cross-Border Mergers Directive”	means the Directive on Cross-Border Mergers of Limited Liability Companies (2005/56/EC);

“Exchange Ratio”	means 0.4479 of a New Greencore Share for every Northern Foods Share;

“Existing Greencore Shares”	means Greencore Shares excluding any New Greencore Shares;

“FTSE”	means the FTSE Group, a provider of stock market indices for the London Stock Exchange;

“FTSE UK Index Series”
means the series of indices which may be open, according to various criteria published by FTSE, to companies whose shares are admitted to the premium segment of the Official List and to trading on the main market of the London Stock Exchange;

“Greencore”	means Greencore Group plc;

“Greencore Board”	means the board of directors of Greencore;

“Greencore Directors”	means the board of directors of Greencore, and "Greencore Director" means any one of them;

“Greencore Group”	means Greencore and its Subsidiary Undertakings;

“Greencore Shareholder Document”
means the Greencore circular to be sent (or made available online) to Greencore Shareholders in connection with the proposed Merger which will include, inter alia, the draft terms of Merger and this directors’ explanatory report;

“Greencore Shareholders"	means the holders of Greencore Shares from time to time;

“Greencore Shareholders Meeting"	means the extraordinary general meeting of Greencore Shareholders to be convened to approve the Merger;

“Greencore Shares"	means ordinary shares in the capital of Greencore (including, where the context requires, the New Greencore Shares);

“Greencore Share Schemes”
means any of: (a) the Greencore Executive Share Option Scheme; (b) the Greencore Approved Sharesave Scheme; (c) the Greencore UK Share Save Scheme 2001; (d) the Greencore Performance Share Plan 2005; and (e) the Greencore Deferred Bonus Plan 2007;

“Greencore Voting Record Time”	means the time and date by reference to which the entitlement of Greencore Shareholders to vote on the Merger at the Greencore Shareholders Meeting will be determined;

“Implementation Agreement”	means the implementation agreement entered into between Greencore and Northern Foods on 17 November 2010, details of which are set out herein;

“Irish Competition Act”	means the Irish Competition Act 2002 (as amended);

“Irish Competition Authority”	means the Competition Authority, being the competition law regulatory body in Ireland;

“Irish Cross-Border Mergers Regulations”	means the European Communities (Cross-Border Mergers) Regulations 2008 which implements the European Cross-Border Mergers Directive within Ireland (S.I. 157 of 2008);

“Irish Financial Regulator”	means the Central Bank of Ireland;

“Irish High Court”	means the High Court of Ireland;

“Irish Stock Exchange”	means The Irish Stock Exchange Limited or its successor(s);

“Listing Rules”	means the listing rules and regulations made by the UKLA under the Financial Services and Markets Act 2000, as amended from time to time;

“London Stock Exchange”	means the London Stock Exchange plc or its successor(s);

“Merger”
means the merger of Greencore and Northern Foods to be effected by way of a “merger by acquisition” pursuant to the provisions of the Irish Cross-Border Mergers Regulations and a “merger by absorption” pursuant to the provisions of the UK Cross-Border Mergers Regulations;

“Merger Effective Date”	means the effective date of the Merger, as determined by the Irish High Court pursuant to Regulation 14(4) of the Irish Cross-Border Mergers Regulations;

“Merger Effective Time”
means the time on the Merger Effective Date at which the Merger becomes effective, being the time specified in the order issued by the Irish High Court pursuant to Regulation 14(1) of the Irish Cross-Border Mergers Regulations;

"Merger Record Time"	means 6.00 p.m. on the Business Day before the Merger Effective Date;

“Northern Foods”	means Northern Foods plc;

“Northern Foods Directors”	means the directors of Northern Foods, and "Northern Foods Director" means any one of them;

“Northern Foods Group”	means Northern Foods and its Subsidiary Undertakings;

“Northern Foods Shareholder Document”
means the document to be sent to Northern Foods Shareholders in connection with the proposed Merger which will include, inter alia, the draft terms of Merger and Northern Foods directors’ explanatory report;

“Northern Foods Shareholders”	means the holders of Northern Foods Shares from time to time;
“Northern Foods Shares”	means ordinary shares in the capital of Northern Foods;

“Northern Foods Share Schemes”
any of (a) the Northern Foods Savings-Related Share Option Scheme 2007; (b) the Irish Savings-Related Share Option Scheme  2007; (c) the Northern Foods Long Term Incentive Plan 1997; (d) the Northern Foods Share Option Plan 2004; (e) the Northern Foods Performance Share Plan 2007; (f) the Share Award Agreement 2007 and (g) the Share Award Agreement 2009;

“New Greencore Shares”	means the new Greencore Shares to be issued to Northern Foods Shareholders pursuant to the terms of the Merger;

“Official List”	means the official list maintained by the UKLA;

“Overseas Shareholder”
means a holder of Northern Foods Shares who is a citizen, resident or national of any jurisdiction outside of Ireland or the United Kingdom or holding on behalf of a person who is a citizen, resident or national of any jurisdiction outside Ireland or the United Kingdom;

“Prospectus Directive”
means the Directive of  the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and amending Directive 2001/34/EC (Directive 2003/71/EC);

“Subsidiary Undertaking”	(a)	in relation to Greencore, has the same meaning as in Regulation 4 of the European Communities (Companies: Group

Accounts) Regulations 1992 of Ireland; and
(b)	in relation to Northern Foods, has the same meaning as in section 1162 of the Companies Act 2006 of the UK;

“UK Code”	means the UK's City Code on Takeovers and Mergers;

“UK Competition Appeal Tribunal”	means the judicial body known as the Competition Appeal Tribunal as established under section 12 and schedule 2 of the Enterprise Act 2002;

“UK Competition Commission”	means the body corporate known as the Competition Commission as established under section 45 of the Competition Act 1998, as amended;

“UK Court”	means the High Court of Justice in England and Wales;

“UK Cross-Border Mergers Regulations”	means the Companies (Cross-Border Mergers) Regulations 2007 which implement the European Cross-Border Mergers Directive within the United Kingdom (S.I. 2974 of 2007);

“UKLA”	means the UK Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;

“UK Panel”	means the UK's Panel on Takeovers and Mergers;

“Wider Greencore Group”
means Greencore and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Greencore and such undertakings (aggregating their interests) have a significant interest; and

“Wider Northern Foods Group”
means Northern Foods and its Subsidiary Undertakings, associated undertakings and any other undertakings in which Northern Foods and such undertakings (aggregating their interests) have a significant interest.

3.	The Merger

The Merger will be effected under the cross-border mergers regime provided for under the European Cross-Border Mergers Directive and will be carried out as a "merger by absorption" for the purposes of the UK Cross-Border Mergers Regulations and a "merger by acquisition" for the purposes of the Irish Cross-Border Mergers Regulations.

It will result in Northern Foods' assets and liabilities being transferred to Greencore by order of the Irish High Court and Northern Foods Shareholders receiving New Greencore Shares in consideration for this transfer.

Greencore will be renamed Essenta Foods, will remain domiciled and tax resident in Ireland, and will be admitted to the premium segment of the Official List of the UKLA and its shares (comprising the Existing Greencore Shares and New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling.

If the Merger becomes effective, Northern Foods Shareholders will receive 0.4479 of a New Greencore Share for every Northern Foods Share held by them. On this basis, Greencore Shareholders and Northern Foods Shareholders will each hold approximately 50% of the enlarged, fully diluted, share capital of the Combined Group.

The Merger is subject to the Conditions. Amongst other matters, the Merger is conditional upon:

•	the approval by the requisite majorities of the Northern Foods Shareholders and Greencore Shareholders;

•	the Irish High Court certifying that Greencore has complied with the pre-merger requirements under the Irish Cross-Border Mergers Regulations;

•	the UK Court certifying that Northern Foods has complied with the pre-merger requirements under the UK Cross-Border Mergers Regulations;

•
the UK Office of Fair Trading indicating (in terms reasonably satisfactory to Greencore and Northern Foods) that it does not intend to refer the proposed Merger or any related matter to the UK Competition Commission;

•
the Irish Competition Authority determining that the Merger may be put into effect (or, as the case may be, not determining to the contrary within the relevant statutory time periods) in accordance with the provisions of the Irish Competition Act;

•
a prospectus being issued by Greencore and approved by the Irish Financial Regulator or the UKLA, as the case may be, and, if  necessary, the UKLA confirming receipt of a certificate from the Irish Financial Regulator verifying that the Prospectus has been drawn up in accordance with the relevant provisions of the Prospectus Directive;

•
the UKLA having agreed to admit the New Greencore Shares to listing on the premium segment of the Official List and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the UKLA agreeing in advance to admit shares to listing and the formal agreement to admit shares to listing is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger this condition will be satisfied following an acknowledgement by the UKLA following its listing hearing that the New Greencore Shares will be admitted to listing subject to the fulfilment of certain conditions;

•
the London Stock Exchange having agreed to admit the New Greencore Shares to trading on the main market for listed securities and such agreement not having been withdrawn. Under UK regulatory practice, there is no formal step of the London Stock Exchange agreeing in advance to admit shares to trading and the formal agreement to admit shares to trading is only given at the time the dealing notice is published (which occurs simultaneously with Admission). However, Greencore and Northern Foods have agreed that as between them and for the purposes of the Merger this condition will be satisfied following an acknowledgement by the London Stock Exchange, following its listing hearing, that the New Greencore Shares will be admitted to trading subject only to the Merger becoming effective and the New Greencore Shares being allotted;

•	the conditions that are not otherwise identified above being satisfied or waived on or before the Irish High Court hearing approving the completion of the Merger; and

•	the Irish High Court approving the completion of the Merger.

Application will be made to the UKLA for the New Greencore Shares to be admitted to the Official List and to the London Stock Exchange for the New Greencore Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission will become effective and that dealings for normal settlement in New Greencore Shares will commence shortly following the Merger Effective Date in accordance with the approval of the Irish High Court.

The New Greencore Shares will, when issued, be fully paid and rank pari passu in all respects with the existing Greencore Shares, including, where the record date for determining entitlements is on or after the date of issue of the New Greencore Shares, the right to all dividends and other distributions (if any) declared, made or paid by Essenta Foods.

The Merger will be governed by Irish law and English law and will be subject to the jurisdiction of the Irish courts and the English courts.  The Merger will be subject to the applicable requirements of the UK Code, the UK Panel, the London Stock Exchange, the UKLA, the Irish Takeover Panel, the Irish Stock Exchange and the Irish Financial Regulator.

4.	Legal grounds for the draft terms of Merger

Background

This document has been drawn up in accordance with the Irish Cross-Border Mergers Regulations.  The Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations implement the European Cross-Border Mergers Directive. The European Cross-Border Mergers Directive facilitates mergers of companies incorporated in different European Union or European Economic Area member states.

The Merger will be carried out as a "merger by absorption" for the purposes of the UK Cross-Border Mergers Regulations and a "merger by acquisition" for the purposes of the Irish Cross-Border Mergers Regulations.

Greencore shall participate in the Merger as the “successor company” for the purposes of the Irish Cross-Border Mergers Regulations and as the “transferee company” for the purposes of the UK Cross-Border Mergers Regulations.

Northern Foods shall participate in the Merger as the “transferor company” for the purposes of the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations.

Conditions under the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations

Under the Irish Cross-Border Mergers Regulations and the UK Cross-Border Mergers Regulations, Greencore and Northern Foods must meet certain conditions before the Merger can occur.  Greencore and Northern Foods will draw up Common Draft Terms and each of them is required to prepare a directors’ explanatory report. An independent expert’s report is also being prepared by Ernst & Young Chartered Accountants (a partnership established under the laws of Ireland) for Greencore and Northern Foods.

In Ireland, Greencore is obliged to deliver the Common Draft Terms, together with a notice in the form of Form CBM1, to the Irish Registrar of Companies. Notice of delivery of these documents to the Irish Registrar of Companies will be published in two national newspapers in Ireland and the Irish Companies Registration Office Gazette. In the UK, Northern Foods is obliged to deliver the Common Draft Terms and a copy of the court order convening a meeting of members, together with a notice in the form of Form CBM01, to the UK Registrar of Companies. Notice of delivery of these documents to the UK Registrar of Companies must be published in the London Gazette.

The proposal to effect the Merger will be put to the Northern Foods Shareholders for approval, as required by the UK Cross-Border Mergers Regulations, and to the Greencore Shareholders for approval, as required by the Irish Cross-Border Mergers Regulations.

Once Greencore has complied with the conditions applicable to it under the Irish Cross-Border Mergers Regulations, it will apply to the Irish High Court for a pre-merger certificate confirming compliance with these conditions. Once Northern Foods has complied with the conditions applicable to it under the UK Cross-Border Mergers Regulations, it will apply to the UK Court for the issue of a similar pre-merger certificate.

Pursuant to Recital 7 and Article 12 of the European Cross-Border Mergers Directive, the monitoring of the completion and legality, as well as the timing of the effectiveness, of a cross-border merger is determined by the national law that is applicable to the surviving company. Accordingly, the monitoring of the completion and legality, as well as the timing of the effectiveness, of the Merger is governed by Irish law because the surviving company (Greencore, which will be renamed Essenta Foods upon completion of the Merger) is a limited liability company incorporated under Irish law. Following the issue of the pre-merger certificates referred to above, Greencore and Northern Foods will apply to the Irish High Court for an order approving the Merger and setting the Merger Effective Date and the Merger Effective Time. The Merger therefore becomes effective on the date specified in the order made by the Irish High Court pursuant to Regulation 14(4) of the Irish Cross-Border Mergers Regulations.

Conditions

In addition to the conditions outlined immediately above, completion of the Merger is conditional upon the Conditions to the extent such Conditions are not waived by the relevant party or parties.

Effectiveness of the Merger

The granting of a court order by the Irish High Court  (pursuant to Regulation 14(1) of the Irish Cross-Border Mergers Regulations) approving the Merger has the effect that the business of Northern Foods, including all its assets and liabilities on the Merger Effective Date, will be transferred to Greencore by operation of law in accordance with Regulation 19 of the Irish Cross-Border Mergers Regulations and Article 14 of the European Cross-Border Mergers Directive.

As a matter of law, on the Merger Effective Date, the consequences of the Merger will be that:

•	at the Merger Effective Time, all of the assets and liabilities of Northern Foods will be transferred to Greencore;

•	at the Merger Effective Time, the rights and obligations arising from the contracts of employment of Northern Foods will be transferred to Greencore;

•
each Northern Foods Shareholder whose name appears in the register of members of Northern Foods at the Merger Record Time will receive 0.4479 of a New Greencore Share for every Northern Foods Share held at the Merger Record Time, subject to the terms and conditions set out in the Common Draft Terms;

•	Northern Foods will be dissolved without going into liquidation;

•	at the Merger Effective Time, all legal proceedings pending by or against Northern Foods shall be continued with Greencore as a party in substitution for Northern Foods;

•
at the Merger Effective Time, every contract, agreement or instrument to which Northern Foods is a party shall, notwithstanding anything to the contrary contained in that contract, agreement or instrument, be construed and have effect as if:

•	Greencore had been a party thereto instead of Northern Foods,

•	for any reference (however worded and whether express or implied) to Northern Foods there were substituted a reference to Greencore, and

•
any reference (however worded and whether express or implied) to the directors, officers, representatives or employees of Northern Foods, or any of them, were, respectively, a reference to the directors, officers, representatives or employees of Greencore or to such director, officer, representative or employee of Greencore as Greencore nominates for that purpose or, in default of nomination, to the director, officer, representative or employee of Greencore who corresponds as nearly as may be to the first-mentioned director, officer, representative or employee;

•
at the Merger Effective Time, every contract, agreement or instrument to which Northern Foods is a party will become a contract, agreement or instrument between Greencore and the counterparty with the same rights, and subject to the same obligations, liabilities and incidents (including rights of set-off), as would have been applicable thereto if that contract, agreement or instrument had continued in force between Northern Foods and the counterparty, and any money due and owing (or payable) by or to Northern Foods under or by virtue of any such contract, agreement or instrument shall become due and owing (or payable) by or to Greencore instead of Northern Foods; and

•
an offer or invitation to treat made to or by Northern Foods before the Merger Effective Date shall be construed and have effect, respectively, as an offer or invitation to treat made to or by Greencore.

5.	Economic Grounds for the draft terms of Merger

Background

The Merger will bring together two established convenience food companies to create a significant operator in the UK convenience food sector.  Following the successful restructurings of the respective businesses and the significant progress made in improving their operating performance and strength of their balance sheets, the Boards of Greencore and Northern Foods believe that they are in a strong position from which to combine their respective businesses and create a convenience foods business with combined annual sales of approximately £1.7 billion.

Greencore and Northern Foods have long track records of operating successfully in the UK convenience food sector. Both companies recognise the importance of delivering high quality products, continued innovation, maintaining strong standards of service, and improving efficiency.

Strong combined portfolio and assets

The Boards of Greencore and Northern Foods believe that the Merger will:

•	combine two highly complementary UK businesses to create a business with a well balanced product portfolio and an attractive customer base which includes all major UK food retailers;

•	create a substantial operator in two of the most attractive convenience food categories:

o	food-to-go: including sandwiches, salads and sushi; and

o	chilled ready meals;

•	combine significant positions in the UK in the manufacture of quiches, pizzas, pies, chilled sauces and soups, private label cooking sauces and selected cakes and desserts segments;

•
create a portfolio which includes strong brands in biscuits (Fox's), frozen pizza (Goodfella's), selected Irish frozen brands (Donegal Catch and Green Isle) and licences to manufacture brands including Weight Watchers; and

•	offer the potential for growth in the US on the back of Greencore’s US chilled prepared food business.

The Combined Group will benefit from strong market positions in growing segments of the market such as sandwiches and ready meals, which in the UK have experienced 9.8% and 7.7% market growth respectively in the last year. Greencore and Northern Foods have invested significantly in their respective businesses in recent years and consequently the Combined Group will have sufficient capacity to support further market growth in these and other segments of the market. The Combined Group will have a high quality asset base through the UK, Ireland and the US with 33 facilities in the UK, 8 facilities in Ireland and 2 facilities in the US. The Boards of Greencore and Northern Foods believe that the Merger will provide the platform to support continued investment in innovation for the benefit of both customers and shareholders.

Blue-chip customer base

The Boards of Greencore and Northern Foods expect the Merger will:

•
combine broad customer bases with strong relationships - the customer bases of Northern Foods and Greencore are highly complementary, with minimal customer overlap in the key growth categories of food-to-go and chilled ready meals; and

•
help deepen relationships with the Combined Group's key customers, while introducing new distribution channels to both businesses and providing opportunities to distribute a wider range of products into a broader customer base.

Synergies

The Boards of Greencore and Northern Foods believe that the Combined Group will be able to achieve annual cost synergies of approximately £40 million.1 These synergies are expected to comprise approximately £15 million from overhead cost savings, approximately £20 million from purchasing and supply chain improvements and approximately £5 million from financing and tax efficiencies.

1 These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or those achieved could be materially different from those estimated.  Neither this statement nor any other statement in this document should be construed as a profit forecast or interpreted to mean that Essenta Foods’ earnings in the first full year following the Merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Greencore and/or Northern Foods for the relevant preceding financial period or any other period.

The Boards of Greencore and Northern Foods believe that at least half of these synergies will be realised in the first 12 months after completion of the Merger, rising to approximately 90% in the second year after completion of the Merger with the full amount of synergies being realised in the third year after completion of the Merger. It is expected that realisation of these synergies will incur one-off cash costs of approximately £45 million, of which approximately two-thirds would be incurred in the first 12 months after completion of the Merger, with the balance in the following year. Further details of the bases of calculations of these expected synergies are set out in the Appendix of this report.

In addition to these cost synergies, the Boards of Greencore and Northern Foods believe that the Merger will provide an opportunity to achieve certain revenue synergies through leveraging distribution channels, brands, product portfolios and research and development capability across the Combined Group.

Increased financial strength

Following the completion of the Merger, Essenta Foods will have a strong credit profile which will facilitate greater financial and strategic flexibility for the future.  Greencore and Northern Foods have together negotiated a £450 million 5 year bank revolving credit facility for the Combined Group to replace existing banking facilities. This, together with the existing US private placement notes issued by Northern Foods and Greencore (which mature between 2012 and 2020), will form a strong capital structure for Essenta Foods in the future.

In addition, Essenta Foods expects to receive an investment grade issuer rating (BBB low with stable trend) from the DBRS rating agency which the Boards of Greencore and Northern Foods believe will allow the Combined Group to access a range of financing options going forward.

6.	Inducement fee/Implementation Agreement

Northern Foods and Greencore have entered into the Implementation Agreement which provides, inter alia, for the implementation of the Merger and related matters in accordance with an agreed indicative timetable. It contains certain assurances and confirmations between the parties, including provisions to implement the Merger and to achieve satisfaction of the Conditions on a timely basis and undertakings regarding the conduct of the Northern Foods Group and the Greencore Group prior to the completion of the Merger.

Northern Foods and Greencore have agreed that, following the approval of the Merger and certain matters relating to its implementation by Northern Foods Shareholders and Greencore Shareholders, they will waive all Conditions then outstanding other than the Conditions set out in sub-paragraphs 1.1(d) to (f) inclusive and 1.2 (a) to (e) inclusive of Appendix I to the Announcement. However, neither Greencore nor Northern Foods shall be under any such obligation to the extent that the UK Panel has, prior to that time, consented to the invoking of a Condition so as to allow the withdrawal or lapse of the Merger.

The Implementation Agreement terminates in certain circumstances, including:

•
upon service of a written notice by Greencore on Northern Foods if Northern Foods' directors do not recommend the Merger to the Northern Foods Shareholders in the Northern Foods Shareholder Document or if the Northern Foods Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Greencore;

•
upon service of a written notice by Northern Foods on Greencore if Greencore's directors do not recommend the Merger to the Greencore Shareholders in the Greencore Shareholder Document or if the Greencore Board at any time withdraws, qualifies or adversely modifies its recommendation, without the prior consent of Northern Foods;

•
if certain other transactions (being, broadly, competing transactions which are materially inconsistent with the implementation of the Merger) become or are declared wholly unconditional, become effective or are otherwise completed; or

•	if the Merger has not become effective by 30 September 2011.

The Implementation Agreement includes a mutual break fee of £1,834,600 which would be payable:

•	by Greencore if:

o
(i) the Greencore Shareholder Document does not contain the recommendation of the Merger by the Greencore Board or (ii) the Greencore Board at any time withdraws, qualifies or adversely modifies its recommendation of the Merger, without the prior consent of Northern Foods and the Merger fails to complete; or

o
an Alternative Transaction in relation to Greencore is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed;

•	by Northern Foods if:

o
(i) the Northern Foods Shareholder Document does not contain the recommendation of the Merger by the Northern Foods Board or (ii) the Northern Foods Board at any time withdraws, qualifies or adversely modifies its recommendation of the Merger, without the prior consent of Greencore and the Merger fails to complete; or

o
an Alternative Transaction in relation to Northern Foods is announced prior to the termination of the Implementation Agreement and (at any time) becomes or is declared wholly unconditional, becomes effective or is otherwise completed.

Both Northern Foods and Greencore have agreed that they will not (and will procure that certain other related persons will not) directly or indirectly:

•	solicit or initiate any enquiries, proposals or approaches from any person in respect of any Alternative Transaction; or

•
enter into or continue or participate in any communications, discussions, negotiations, correspondence or arrangement relating to any Alternative Transaction or which are reasonably likely to lead to an Alternative Transaction, save where necessary to ensure compliance with their directors’ fiduciary duties in response to an unsolicited approach relating to an Alternative Transaction; or

•
provide any information to any third party in connection with an Alternative Transaction which has not already been provided to the other party (unless the other party agrees otherwise) and if Northern Foods or Greencore receives a request for information in connection with any Alternative Transaction, they shall notify the other party, providing details of the information request.  Both Northern Foods and Greencore shall notify the other party if it receives any approach from a third party regarding any Alternative Transaction.  It shall also inform the other party of the material terms of that approach (being the consideration, the form of the consideration, timetable, conditionality and the identity of the interested parties involved) and shall keep the other party informed as to the progress of that Alternative Transaction. Further details of the Implementation Agreement will be set out in the formal documentation sent to Greencore Shareholders and Northern Foods Shareholders in connection with the Merger.

Greencore and Northern Foods have agreed that fees, costs and expenses incurred in relation to certain matters and advice obtained for the joint benefit of the companies in the context of the Merger will, subject to any appropriate consents, be shared between them equally.

7.	The effects of the Merger for Greencore Shareholders

Corporate Status of Greencore

Following the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in Ireland with its registered and corporate head office in Dublin and a UK operational centre in Yorkshire.

The New Greencore Shares

If the Merger becomes effective, Northern Foods Shareholders will receive 0.4479 of a New Greencore Share for every Northern Foods Share held by them. On this basis, Greencore Shareholders and Northern Foods Shareholders will each hold approximately 50% of the enlarged, fully diluted, share capital of the Combined Group. Therefore, on the Merger Effective Date the shareholding of existing Greencore Shareholders will be diluted by the New Greencore Shares issued to Northern Foods Shareholders.

Northern Foods Shares which are held by each Northern Foods Shareholder holding one or two Northern Foods Shares will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Northern Foods Shareholder at the best price which can reasonably be obtained at the time of sale and the gross proceeds of such sale shall be paid to such Northern Foods Shareholder (without any deduction for any costs or expenses of sale). None of Greencore, Northern Foods, any such nominee or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale. Northern Foods and Greencore anticipate that certain amendments will be proposed to Northern Foods’ articles of association prior to the Merger Record Time to facilitate such arrangements.

Upon the Merger becoming effective Northern Foods will be dissolved without going into liquidation and Northern Foods Shareholders will cease to have any interest in Northern Foods.

The New Greencore Shares will, when issued, be fully paid and rank pari passu in all respects with the Existing Greencore Shares, including, where the record date for determining entitlements is on or after the date of issue of the New Greencore Shares, the right to all dividends and other distributions (if any) declared, made or paid by Essenta Foods.

Dividend Policy

Greencore Shareholders will be entitled to receive and retain the Greencore final dividend of 4.5 cents per Greencore Share in respect of the financial year ended 24 September 2010, which was announced on 17 November 2010.

It is also expected that Northern Foods and Greencore will both declare further dividends in respect of their current financial periods by reference to a record date falling before the date of completion of the Merger, and that Northern Foods Shareholders and Greencore Shareholders on the respective

Northern Foods and Greencore shareholder registers on that record date or dates will be entitled to receive and retain those further dividends.

Following completion of the Merger, it is expected that Essenta Foods will maintain a progressive dividend policy and target a dividend cover ratio of 2.0 to 2.5 times calculated on an adjusted earnings per share basis.2

It is intended that Essenta Foods will have a March financial year end and will report on the basis of a 52/53 week financial year in pounds sterling. Accordingly, it is expected that the interim and final dividends of Essenta Foods will be paid in April and October respectively.  Dividends will be available for payment in pounds sterling and euro.  Assuming that the Merger will be completed by the end of March 2011, an interim dividend would (subject to the usual considerations) therefore be paid by Essenta Foods to all Essenta Foods shareholders in April 2012.

Following the Merger, it is expected that a dividend access scheme will be introduced and made available to certain shareholders in the Combined Group, including Northern Foods Shareholders who receive New Greencore Shares under the Merger, except those with an address in Ireland. Shareholders participating in this dividend access scheme would receive dividends, which would otherwise be payable by Essenta Foods, from a non-Irish resident subsidiary of Essenta Foods.  Further details of the dividend access scheme will be announced in due course.

Listing and Reporting

On completion of the Merger, Essenta Foods will be admitted to the premium segment of the Official List of the UKLA and its shares (comprising the Existing Greencore Shares and New Greencore Shares) will be traded on the London Stock Exchange’s main market for listed securities and quoted in pounds sterling. Essenta Foods will not retain Greencore’s existing listing on the Irish Stock Exchange, and accordingly Greencore intends to seek cancellation of this listing with effect from the date of completion of the Merger. In due course, it is expected that Essenta Foods will consider applying for a secondary listing on the Irish Stock Exchange in accordance with Chapter 11 of the Irish Listing Rules. Following discussions with FTSE, it is anticipated that Essenta Foods will be included in the FTSE UK Index Series with immediate effect on completion of the Merger.

Greencore’s Special Share

The Irish Minister for Agriculture, Fisheries and Food (the “Minister”) holds one special rights preference share of €1.26 in Greencore (the “Special Share”). The Special Share was issued when Greencore was privatised by the Irish State in 1991.

The Special Share was intended to give the Irish Government certain rights which might allow it to block a sale of the Greencore “Sugar Assets” (including the sugar quota allocated to Ireland by the EU Commission).  As Greencore no longer holds any Sugar Assets, the Special Share provides no strategic value or purpose for the Irish Government.

The Special Share provides that no person may acquire more than 30% of the voting rights of Greencore. It also requires the prior consent of the Minister to any resolution to voluntarily wind up Greencore or create any new class of voting share capital.

The Minister has indicated to Greencore that he has no objection in principle to the cancellation of the Special Share. Greencore intends to work with the Minister and his advisers to seek to take the necessary steps to effect this.

2 For these purposes, “adjusted earnings per share” is the adjusted profit attributable to the ordinary shareholders of Essenta Foods divided by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by Essenta Foods and held as treasury shares and certain shares held in trust.  Adjusted profit is profit adjusted for items which in management’s judgement are considered to be exceptional in nature and certain other items including but not limited to fair value accounting related items.

Board of Directors of Essenta Foods

The Board of Directors of Essenta Foods will be drawn equally from the boards of Greencore and Northern Foods and will comprise:

Anthony Hobson	–	Non-Executive Chairman*

Ned Sullivan	–	Non-Executive Deputy Chairman

Patrick Coveney	–	Chief Executive Officer

Simon Herrick	–	Chief Financial Officer*

Tony Illsley	–	Non-Executive Director*

Gary Kennedy	–	Non-Executive Director

Patrick McCann	–	Non-Executive Director

David Nish	–	Non-Executive Director*

David Simons	–	Non-Executive Director

Sandra Turner	–	Non-Executive Director*
* denotes former Northern Foods Board member

Greencore Shareholder Meeting

Pursuant to Regulation 10 of the Irish Cross-Border Mergers Regulations, the Common Draft Terms will require the approval of Greencore Shareholders at the Greencore Shareholders Meeting, which is expected to be held in January or February 2011.

A notice of the Greencore Shareholders Meeting and a shareholder circular will be sent (or made available) to Greencore Shareholders in due course.

The Merger will not become effective unless the Common Draft Terms are approved by Greencore Shareholders at the Greencore Shareholders Meeting by the requisite majority.

At the Greencore Shareholders Meeting, voting will be by poll and each Greencore Shareholder present in person or by proxy will be entitled to one vote for each Greencore Share held at the Greencore Voting Record Time. In order for the Merger to be approved at the Greencore Shareholder Meeting, those voting to approve the Merger must represent not less than 75% in nominal value of the Greencore Shares held by those Greencore Shareholders present and voting in person or by proxy.

Overseas Shareholders

If, in respect of any Overseas Shareholder (or any person whom Greencore or Northern Foods reasonably believes to be an Overseas Shareholder), Greencore and/or Northern Foods is advised that the allotment and/or the issue of New Greencore Shares pursuant to the Merger would or might infringe the laws of any jurisdiction outside Ireland or the United Kingdom or would or might require Greencore and/or Northern Foods to obtain any governmental or other consent or effect any registration, filing or other formality with which Greencore and/or Northern Foods is unable to comply or compliance with which Greencore and/or Northern Foods regards as unduly onerous or, in either case, Greencore and/or Northern Foods considers that to determine the same is not possible or is a matter which Greencore and/or Northern Foods regards as unduly onerous or disproportionate given the number of Northern Foods Shareholders resident or domiciled in that jurisdiction, then Greencore and Northern Foods reserve the right to procure that immediately prior to the Merger Record Time, Northern Foods Shares which are held by any such Northern Foods Shareholders will be transferred to a nominee resident in the United Kingdom or Ireland for the benefit of such Northern Foods Shareholders (if any) so that, upon the Merger becoming effective, such nominee will receive New Greencore Shares on behalf of such Overseas Shareholders on the basis of the Exchange Ratio and on terms that such New Greencore Shares shall be sold by such nominee on behalf of each such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the proceeds of such sale shall (after the deduction of all expenses and commissions, but (for the avoidance of doubt) without any deduction for amounts in respect of value added tax (if any) or stamp duty which, in either case, is payable in respect of such sale by the purchaser of such New Greencore Share) be paid to such Overseas Shareholder.

8.	The effects of the Merger for Greencore Creditors

Pursuant to Regulation 19(1) of the Irish Cross-Border Mergers Regulations and Article 14 of the European Cross-Border Mergers Directive, upon the Merger becoming effective all assets and liabilities of Northern Foods will be transferred by operation of law to Greencore. Assets and liabilities of Northern Foods’ existing subsidiaries will not be so transferred, but will remain assets and liabilities of the relevant Northern Foods subsidiaries, which will become subsidiaries of the Combined Group.

As at the date of this report, Greencore is not unable to pay its debts within the meaning of section 214 of the Companies Act 1963, and the Board of Greencore believes that, upon the Merger becoming effective the Combined Group will not be unable to pay its debts within the meaning of section 214 of the Companies Act 1963 or the equivalent UK legislation.

Greencore and Northern Foods have together negotiated a £450 million 5 year bank revolving credit facility for the Combined Group to replace existing banking facilities. The new revolving credit facility will be provided by Barclays Capital, The Governor and Company of the Bank of Ireland, HSBC Bank plc, Rabobank Ireland plc and The Royal Bank of Scotland plc. This, together with the existing US private placement notes issued by Northern Foods and Greencore (which mature between 2012 and 2020), will form a strong capital structure for Essenta Foods in the future.

The Directors of Greencore are of the opinion that the Merger will not unfairly prejudice creditors of Greencore.

9.	The effects of the Merger for Greencore employees

The Boards of Greencore and Northern Foods attribute great importance to the expertise of their respective management teams and employees. After completion of the Merger, the management teams of Greencore and Northern Foods will be combined in order to obtain the maximum benefit from their skills and experience.

The Boards of Greencore and Northern Foods recognise that in order to achieve the planned benefits of the Merger some operational restructuring will be required following completion of the Merger, which is likely to lead to some redundancies where the businesses have overlapping functions or where this would otherwise improve efficiency. However, no decisions will be taken regarding any redundancies until a business review has been undertaken following completion of the Merger and appropriate consultation with employee representatives has occurred. The Boards of Greencore and Northern Foods have confirmed to each other that, following the completion of the Merger, the existing employment rights of all employees of both the Greencore and Northern Foods groups will be fully safeguarded and any employee consultation requirements will be complied with.

The Merger is not expected to have any adverse consequences on the expected funding contribution schedule of the Greencore group pension schemes. The Merger itself will have no direct effect on pensions accruals for members of Greencore pension schemes. Any proposal by Northern Foods, Greencore or the Combined Group to review pension provisions going forward (whether before or after the Merger) would be the subject of a separate consultation exercise as and where required by local law.

The Merger will have no effect on share options and incentive awards granted under the Greencore Share Schemes. These options and awards will therefore continue, subject to their current terms.

Greencore does not currently have a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive). Greencore is not required to make arrangements for the participation of employees pursuant to Part 3 of the Irish Cross-Border Mergers Regulations. Northern Foods and Greencore do not intend to introduce a system of employee participation (as such term is defined by the European Cross-Border Mergers Directive) for Greencore upon the Merger becoming effective.

10.	Availability of this report

A copy of this report will be available for inspection by members and employees of Greencore at Greencore’s registered office at No. 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9 until the conclusion of the Greencore Shareholders Meeting. Members and employees of Greencore may request a written copy of this report free of charge by writing to the Company Secretary at the above address.

Appendix

Sources and bases

In this report:

1.	Unless otherwise stated:

•	financial information relating to the Greencore Group has been extracted or derived (without any adjustment) from the Preliminary Statement of Results for the year ended 24 September 2010; and

•	financial information relating to the Northern Foods Group has been extracted or derived (without any adjustment) from the Consolidated Financial Statements for the 53 week period ended 3 April 2010.

2.
The combined sales figure of £1.7 billion is calculated by aggregating Northern Foods sales of £977.0 million for the 53 week period ended 3 April 2010 (extracted without material adjustment from Northern Foods’ Annual Report and consolidated financial statements in respect of that period) and Greencore continuing sales of £739.6 million for the financial year ended 24 September 2010 (being €856.0 million extracted without material adjustment from Greencore’s unaudited Preliminary Statement of Results for that period as translated at an exchange rate of €1.157 to £1, the average €/£ exchange rate for the period 26 September 2009 to 24 September 2010 used by Greencore in those results).

3.
The Exchange Ratio of 0.4479 of a New Greencore Share for every 1 Northern Foods Share has been calculated to provide, on the basis of the fully diluted share capitals of Northern Foods and Greencore (which have been determined in accordance with paragraphs 5 and 6 below), that the enlarged share capital of the Combined Group is attributable to Greencore Shareholders and Northern Foods Shareholders in approximately equal 50:50 proportions.

4.
As at the close of business on 16 November 2010, being the last business day prior to the date of the Announcement, Northern Foods had in issue 468,662,510 Northern Foods Shares and Greencore had in issue 207,756,857 Greencore Shares (in each case, excluding shares held in treasury).  The International Securities Identification Number (ISIN) for Northern Foods Shares is GB0006466089 and for Greencore Shares is IE0003864109.  The ISIN for the Greencore Shares represented by American Depositary Receipts is US3941811016.

5.	The fully diluted share capital of Northern Foods (being 468,662,510 Northern Foods Shares) is calculated on the basis of:

•	the number of issued Northern Foods Shares referred to in paragraph 4 above;

•
any further Northern Foods Shares which may need to be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Northern Foods Share Schemes (based on an assessment of the likely vesting proportions of those options and awards), amounting in aggregate to 1,609,481 Northern Foods Shares; and

•
shares currently held in Northern Foods’ employee trust, amounting in aggregate to 3,719,242 shares, being used to offset the 1,609,481 Northern Foods Shares which may be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Northern Foods Share Schemes.

6.	The fully diluted share capital of Greencore (being 209,930,532 Greencore Shares) is calculated on the basis of:

•	the number of issued Greencore Shares referred to in paragraph 4 above;

•
any further Greencore Shares which may need to be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Greencore Share Schemes (based on an assessment of the likely vesting proportions of those options and awards), amounting in aggregate to 4,074,398 Greencore Shares; and

•
shares currently held in Greencore’s employee trust, amounting in aggregate to 1,900,723 shares, being used to offset the 4,074,398 Greencore Shares which may be issued on or after the date of the Announcement on the exercise of options or vesting of awards under the Greencore Share Schemes.

7.
The evaluation of cost synergies has been jointly undertaken by a group of senior management and select operational management from both Greencore and Northern Foods.  Their cost saving assumptions are based on a detailed, bottom-up evaluation of the benefits available from elimination of duplicate activities, the leverage of combined scale economies and operational efficiencies arising from consolidation of procurement and activities within manufacturing facilities.  In determining the estimate of cost savings achievable through the combination of Greencore and Northern Foods, no savings relating to operations have been included where no overlap exists.  In evaluating the annual cost synergies that the Boards of Northern Foods and Greencore believe the Combined Group will be able to achieve, any additional cost savings that may be made from the removal of overhead costs from the standalone Northern Foods cost base as a result of Northern Foods’ previously announced restructuring have been disregarded.